ASA Gold and Precious Metals Limited

VIA EDGAR

October 23, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: ASA Gold and Precious Metals Limited (“Registrant”) (File No. 811-21650)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, we are filing herewith the attached materials in connection with Registrant’s currently effective Fidelity bond:

1)	a copy of the executed Fidelity bond, and

2)	a copy (certified by the Secretary of Registrant) of the resolutions of the Board of Directors, including a majority of directors who are not “interested persons” of the Registrant, approving the amount, type, form and coverage of the Fidelity bond.

The premium for the attached Fidelity bond has been paid for the period September 30, 2014 to September 30, 2015.

Sincerely,

/s/ Deborah Djeu
Deborah Djeu
Chief Compliance Officer and Secretary
ASA Gold and Precious Metals Limited

DD/dl